SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                  _______________

                                  SCHEDULE 14D-1
                                  AMENDMENT NO. 4
                               TENDER OFFER STATEMENT
        PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                  SCHEDULE 13D
                                 AMENDMENT NO. 4
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  _____________

                                REVCO D.S., INC.
                             (Name of Subject Company)
                                 _____________

                               RITE AID CORPORATION
                           OCEAN ACQUISITION CORPORATION
                                  (Bidders)
                                 _____________

                     COMMON STOCK, PAR VALUE, $.01 PER SHARE
                        (Title of Class of Securities)
                                _____________

                                761339 10 0
                    (CUSIP Number of Class of Securities)
                               _________________

                           FRANKLIN C. BROWN, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                           RITE AID CORPORATION
                             30 HUNTER LANE
                      CAMP HILL, PENNSYLVANIA  17011
                        TELEPHONE: (717) 761-2633
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                              With a Copy to:

                          NANCY A. LIEBERMAN, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                           919 THIRD AVENUE
                         NEW YORK, NEW YORK  10022
                         TELEPHONE:  (212) 735-3000
                              _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 4 to the Schedule 14D-1 also constitutes Amendment No. 4 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 10.  ADDITIONAL INFORMATION.

               (e) On December 27, 1995, Parent received a request for additional information (a "Second Request") from the Federal Trade Commission (the "FTC") with respect to the Offer. Accordingly, the Hart-Scott-Rodino waiting period, which was originally scheduled to expire at 11:59 p.m., New York City time, on December 27, 1995, will be extended and will now expire at 11:59 p.m., New York City time, on the tenth calendar day after the date that Parent substantially complies with the Second Request.

               In addition, on December 28, 1995, Parent issued a press release which announced the receipt of the Second Request and that Parent and the Purchaser have extended the expiration date of the Offer to 7:00 p.m., New York City time, on Tuesday, January 16, 1996. The Offer had previously been scheduled to expire at 12:00 midnight, on Tuesday, January 2, 1996. A copy of the press release is filed herewith as exhibit (a)(12) and is incorporated by reference herein.

               On December 26, 1995, a purported consumer class action entitled Ruth Brady, et al. v. Rite Aid Corporation, Case No. 1:95 CV 2793 was filed in the United States District Court for the Northern District of Ohio, Eastern Division. The complaint was filed on behalf of customers of Revco stores against Rite Aid alleging that Rite Aid's proposed acquisition of Revco violates the federal antitrust laws because the alleged effect of the acquisition may be to lessen competition or it may tend to create a monopoly. The complaint seeks a preliminary and permanent injunction enjoining Rite Aid from acquiring Revco, or rescission of the acquisition if it is consummated; a preliminary injunction enjoining Rite Aid from voting any Revco shares or exercising any influence or control over Revco; and an award of the costs of the litigation, including attorneys' fees. On December 26, 1995, the plaintiff filed a Motion For Preliminary Injunction seeking such relief. A copy of the Brady complaint is filed herewith as exhibit (h) and is incorporated by reference herein.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(12) Text of Press Release, dated December 28, 1995, issued by Parent.

               (h) Complaint entitled Ruth Brady, et al. v. Rite Aid Corporation, filed in the United States District Court for the Northern District of Ohio, Eastern Division.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 28, 1995
                                        RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass
                                           _________________________
                                           Name: Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass
                                           _____________________________
                                           Name:  Martin L. Grass
                                           Title: President


                                  EXHIBIT INDEX


          EXHIBIT
          NUMBER             DESCRIPTION

          (a)(12)    Text of Press Release, dated December
                     28, 1995, issued by Parent.

          (h) Complaint entitled Ruth Brady, et al. v. Rite Aid Corporation, filed in the United States District Court for the Northern District of Ohio, Eastern Division.